Q2
2012

LEADINGBRANDS™

Second Quarter Report

Period Ended August 31, 2012

Note: The financial statements
accompanying this report have not been
audited or reviewed by the Company’s
auditors

Report to Shareholders

To our Shareholders:

Q2 net income was $592,000 or $0.19 per share ($0.17 fully diluted) versus net income of $646,000 or ($0.19) per share in the same quarter of fiscal 2011. YTD net income was 1,004,000 or $0.32 per share ($0.30 fully diluted), versus net income of 1,094,000 or $0.31 in the first half of last year.

Q2 net income before stock based compensation (SBC) was $636,000 or $0.21 per share ($0.19 fully diluted) versus $710,000 or $0.21 per share in the same quarter last year. YTD net income before SBC was $1,094,000 or $0.35 per share ($0.33 fully diluted) down from $1,327,000 or $0.38 ($0.36 fully diluted) a year ago.

Q2 EBITDAS (Earnings Before Interest, Depreciation, Amortization and SBC) was $1,031,000 or $0.34 per share ($0.30 fully diluted), versus $1,202,000 or $0.0.35 per share during the same period last year. YTD EBITDAS decreased to $1,828,000 or $0.59 per share ($0.54 fully diluted) from $2,233,000 or $0.64 per share ($0.61 fully diluted) in the first half of fiscal 2011.

The reductions in net income, net income before SBC and EBITDAS were due to increased product development costs, both in Q2 and YTD, and costs incurred test marketing a new brand.

Non-GAAP Net Income before SBC is determined as follows:

	Q2 2012	Q2 2011	YTD 2012	YTD 2011
Net Income	$592,000	$646,000	$1,004,000	$1,094,000
Add back SBC	44,000	64,000	90,000	233,000
Net income before SBC	$636,000	$710,000	$1,094,000	$1,327,000

Non-GAAP Net Income per share before SBC are determined as follows:

	Q2 2012	Q2 2011	YTD 2012	YTD 2011
Net Income per share	$0.19	$0.19	$0.32	$0.31
Add back SBC per share	0.02	0.02	0.03	0.07
Net income before SBC	$0.21	$0.21	$0.35	$0.38

Pro-forma results for EBITDAS are determined as follows:

	Q2 2012	Q2 2011	YTD 2012	YTD 2011
Net Income	$592,000	$646,000	$1,004,000	$1,094,000
Add back:
Interest	5,000	24,000	7,000	50,000
Depreciation and Amortization	163,000	169,000	322,000	335,000
Non-cash stock based compensation	44,000	64,000	90,000	233,000
Non-cash income tax expense	227,000	299,000	405,000	521,000
Total Add Backs	439,000	556,000	824,000	1,139,000
EBITDAS	$1,031,000	$1,202,000	$1,828,000	$2,233,000

EBITDAS per share reconciles to earnings per share as follows:

	Q2 2012	Q2 2011	YTD 2012	YTD 2011
Net Income per share	$0.19	$0.19	$0.32	$0.31
Add back:
Interest	0.00	0.01	0.01	0.01
Depreciation and Amortization	0.06	0.04	0.10	0.10
Non-cash stock
based compensation	0.01	0.02	0.03	0.07
Non-cash income tax expense	0.08	0.09	0.13	0.15
EBITDAS per share	$0.34	$0.35	$0.59	$0.64

Gross profit margin for the quarter was 41.9%, down slightly from 42.4% in the same quarter last year.

Gross revenue for Q2 2012 was $5,695,000, versus $5,729,000 in the comparative period of last year. The decline in revenues was principally due to the transition of certain brands into new package sizes and configurations that took time to implement.

Discounts, rebates and slotting fees were $277,000 in Q2 2012, roughly equal to $258,000 in Q2 of the prior year. SG&A expenses increased by $186,000 to $1,267,000 in Q2 of fiscal 2012 due to certain brand development costs and test marketing of a new brand.

As at August 31, 2012 the Company had free cash of $853,000.

Leading Brands, Inc • Q2 REPORT	1

During Q2 2012 the Company repurchased an additional 283,420 shares of its common stock at an average price, before offering costs, of $4.11 US per share, pursuant to both its Dutch Auction share buyback and its share repurchase program. As at August 31, 2012 the Company had outstanding 2,962,348 common shares. The Company believes that its common share price remains undervalued and will continue with its share repurchase program which now has approximately $488,000 US remaining authorized under it.

The repurchase program will continue concurrent with this announcement and expire upon the expenditure of the committed amount. It is subject to applicable laws, the insider-trading windows imposed by the Company’s trading policy and may be suspended or terminated at any time by the Company’s Board, without prior notice. Under the program, the Company may, but is not required to, purchase its shares from time to time through open market or privately negotiated transactions, as market and business conditions permit. Any repurchased shares will be returned to authorized but unissued shares of its common stock.

Thank you for your continued support.

Ralph McRae

Ralph D. McRae
Chairman & CEO

Safe Harbor for Forward-Looking Statements

This report includes “forward-looking information” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized. Forward-looking statements relate to, among other things:

• business objectives, goals and strategic plans;
• operating strategies;
• expected future revenues, earnings and margins;
• anticipated operating, selling and general and administrative costs;
• availability of raw materials, including water, sugar, cardboard and closures and flavoring;
• effects of seasonality on demand for our products;
• anticipated exchange rates, fluctuations in exchange rates and effects of exchange rates on our cost of goods sold;
• our expectation that we will have adequate cash from operations and credit facility borrowings to meet all future debt service, capital expenditure and working capital requirements in fiscal year 2012;
• anticipated capital expenditures; and
• anticipated increased sales volumes with certain product lines;

Such forward-looking statements are necessarily estimates reflecting the Company’s best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, those listed under Risk Factors, as well as other possible risk factors such as general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company’s public announcements. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

2	Q2 REPORT • Leading Brands, Inc

Management’s Discussion & Analysis

For the three months and six months ended August 31, 2012

September 19, 2012

The following information should be read in conjunction with Leading Brands, Inc.’s (“the Company”) February 29, 2012 audited consolidated financial statements. These statements, along with the Company’s annual report on Form 20-F, are available on SEDAR at www.sedar.com.

The financial statements have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”).

The Company maintains its financial records in Canadian dollars. In this report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Overview

The Company and its subsidiaries are involved in the development, production, marketing and distribution of the Company’s branded and licensed beverage brands. The Company also bottles beverages for third parties, under contract.

The Company sells branded and licensed beverage products through its Integrated Distribution System (IDS) of distributors, wholesalers, and grocery chains. Its principal product lines include juices and other premium beverages. The Company’s bottling plant provides bottling services for the Company’s own products and for an external customer. The Company also uses the services of third party bottlers as required to meet its objectives.

Non-GAAP Measures

In addition to GAAP measures, the Company uses the non-GAAP measures “Earnings Before Interest, Taxes, Depreciation, Amortization, and Stock Based Compensation” (“EBITDAS”), “Net Income Before Stock Based Compensation”, “Margin”, “Margin Percentage”, and “Total Net Working Capital” to make strategic decisions and provide investors with a basis to evaluate operating performance. Non-GAAP measures do not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures used by other companies. Included in this report is a table reconciling GAAP Net Income to Net Income Before Stock Based Compensation. In addition, included in other information on page 5 of this report are tables calculating EBITDAS, Margin, Margin Percentage, and Total Net Working Capital.

Overall Performance

During the three months ended August 31, 2012 the Company held its margin percentage at 41.9% This is consistent with the 42.4% margin percentage realized in the comparative three months ended Aug 31, 2011, and greater than the 38.7% margin percentage realized for the year–ended February 29, 2012.

For the three months ended August 31, 2012, the Company reported gross sales of $5.7 million and net income of $592,479 as compared to gross sales of $5.7 million and net income of $645,989 in the corresponding quarter of the prior year.

Results of Operations

REVENUE

	Quarter ended	Quarter ended
Revenue	August 31, 2012	August 31, 2011	Change

Manufactured Products	$5,491,266	$5,466,698	$24,568

Purchased Products	203,912	262,690	(58,778)

Total Gross Revenue	$5,695,178	$5,729,388	$(34,210)

Discounts, Allowances and Rebates	(277,090)	(258,653)	(18,437)

Net Revenue	$5,418,088	$5,470,735	$(52,647)

Gross revenue for the quarter ended August 31, 2012 was $5,695,178 compared to $5,729,388 for the same period of the previous year, representing a decrease of $34,210 or 0.6% .

Discounts, rebates and slotting fees for the quarter ended August 31, 2012 increased $18,437 compared to the same period of the prior year as a result of higher discounts on the Company’s branded beverages during the period to support the move of certain brands into new package sizes and configurations.

Leading Brands, Inc • Q2 REPORT	3

	Six months	Six months
	ended	ended
Revenue	August 31, 2012	August 31, 2011	Change

Manufactured Products	$10,181,772	$10,582,619	$(400,847)

Purchased Products	453,344	492,238	(38,894)

Total Gross Revenue	$10,635,116	$11,074,857	$(439,741)

Discounts, Allowances and Rebates	(552,917)	(598,195)	45,278

Net Revenue	$10,082,199	$10,476,662	$(394,463)

Gross revenue for the six months ended August 31, 2012 was $10,635,116 compared to $11,074,857 for the same period of the previous year, representing a decrease of $439,741 or 4.0% . This decrease is principally due to the transition of certain brands into new package sizes and configurations.

Discounts, rebates and slotting fees for the six months ended August 31, 2012 decreased $45,278 compared to the same period of the prior year as a result of lower discounts of a licensed brand.

COST OF SALES

	Quarter ended	Quarter ended
Cost of Sales	August 31, 2012	August 31, 2011	Change

Manufactured Products	$2,986,601	$2,917,091	$69,510

Purchased Products	161,663	235,366	(73,703)

Total	$3,148,264	$3,152,457	$(4,193)

Cost of sales for the quarter ended August 31, 2012 were $3,148,264 compared to $3,152,457 for the same period of the previous year, representing a decrease of $4,193 or 0.1% .

	Six months	Six months
	ended	ended
Cost of Sales	August 31, 2012	August 31, 2011	Change

Manufactured Products	$5,570,190	$5,698,269	$(128,079)

Purchased Products	365,113	441,037	(75,924)

Total	$5,935,303	$6,139,306	$(204,003)

Cost of sales for the six months ended August 31, 2012 were $5,935,303 compared to $6,139,306 for the same period of the previous year, representing a decrease of $204,003 or 3.3% . The decrease in cost of sales is the result of a corresponding decrease in sales volumes.

MARGIN

	Quarter ended	Quarter ended
Margin	August 31, 2012	August 31, 2011	Change

Manufactured Products	$2,244,901	$2,303,886	$(58,985)

Purchased Products	24,923	14,392	11,531

Total	$2,269,824	$2,318,278	$(47,454)

Margin Percentage	41.9%	42.4%	(0.5% )

Margin for the quarter ended August 31, 2012 was $2,269,824 compared to $2,317,278 for the same quarter of the previous year. The margin percentage of 41.9% for the quarter ended Aug 31, 2012 represents a decrease in margin percentage of 0.5% over the prior comparative year.

	Six months	Six months
	ended	ended
Margin	August 31, 2012	August 31, 2011	Change

Manufactured Products	$4,104,046	$4,310,972	$(206,925)

Purchased Products	42,850	26,384	16,465

Total	$4,146,896	$4,337,356	$(190,460)

Margin Percentage	41.1%	41.4%	(0.3% )

Margin for the six months ended August 31, 2012 was $4,146,896 compared to $4,337,356 for the same period of the previous year. The margin percentage of 41.1% for the six months ended August 31, 2012 represents a decrease in margin percentage of 0.3% over the prior comparative year.

SELLING, GENERAL AND ADMINISTRATION EXPENSES

Selling, general and administration expenses increased by $185,776 (17.2%) from $1,081,338 in the same quarter of the prior year to $1,267,114 in the quarter ended August 31, 2012. That increase was associated with certain brand development costs and test marketing of a new brand.

4	Q2 REPORT • Leading Brands, Inc

Summary of Quarterly Results

	AUGUST 31 (Q2)		MAY 31 (Q1)		FEBRUARY 29/28 (Q4)		NOVEMBER 30 (Q3)
	2012	2011	2012	2011	2012	2011	2011	2010
Net sales / operating revenue	$5,418,088	$5,470,735	$4,664,111	$5,005,927	$3,692,886	$3,858,181	$4,234,504	$4,047,859
Net income	$592,479	$645,989	$411,479	$448,061	$211,682	$12,232	$245,126	$46,588
Net income per share	$0.19	$0.19	$0.13	$0.13	$0.07	$0.00	$0.00	$0.01
Net income per share, diluted	$0.17	$0.18	$0.12	$0.12	$0.07	$0.00	$0.07	$0.01

The Company’s financial performance in its first two fiscal quarters is generally stronger than the last two fiscal quarters due to the seasonal nature of the beverage business.

The Company recognizes stock based compensation expense as a selling, general and administration expense. This non-cash charge relates to options granted to officers, directors and consultants of the company. Net Income before Stock Based Compensation Expense is as follows:

	AUGUST 31 (Q2)		MAY 31 (Q1)		FEBRUARY 29/28 (Q4)		NOVEMBER 30 (Q3)
	2012	2011	2012	2011	2012	2011	2011	2010
Net income	$592,479	$645,989	$411,479	$448,061	$211,682	$12,232	$245,126	$46,588
Stock based compensation	$43,863	$64,419	$46,011	$167,180	$414,822	$218,450	$26,381	$205,539
Net income before stock based compensation expense	$636,342	$710,408	$457,490	$615,241	$626,504	$230,682	$271,507	$252,127

Other Information

	Quarter ended	Quarter ended	Six months ended	Six months ended
EBITDAS	August 31, 2012	August 31, 2011	August 31, 2012	August 31, 2011
Net income	$592,479	$645,989	$1,003,958	$1,094,050
Interest , net	4,638	24,282	7,245	49,569
Depreciation and amortization	163,243	168,463	321,741	335,643
Stock based compensation expense	43,863	64,419	89,874	233,061
Income taxes	226,966	299,346	405,356	520,877
EBITDAS	$1,031,189	$1,202,499	$1,828,174	$2,233,200

	Quarter ended	Quarter ended	Six months ended	Six months ended
Margin	August 31, 2012	August 31, 2011	August 31, 2012	August 31, 2011
Net revenue	$5,418,088	$5,470,735	$10,082,199	$10,476,662
Less: Cost of Sales	(3,148,264)	(3,152,457)	(5,935,303)	(6,139,306)
Margin	$2,269,824	$2,318,278	$4,146,896	$(4,337,356)
Margin % of Net Revenue	41.9%	42.4%	41.1%	41.4%

Leading Brands, Inc • Q2 REPORT	5

Cash Flows

Cash provided by	Quarter ended	Quarter ended
(used in):	August 31, 2012	August 31, 2011	Change
Operating activities	$1,125,842	$1,217,811	$(91,969)
Investing activities	$(384,978)	$(50,939)	$(334,039)
Financing activities	$(1,374,713)	$(1,024,551)	$(350,162)

During the quarter, cash generated from operating activities decreased by $91,969 compared to the same period of the prior year. The decrease is the result of an increase of inventory balances on hand, offset by the decrease in accounts receivable due to timing of payments around quarter-end.

The increase in cash utilized for investing activities, period over period, is attributable to development and test marketing of a new brand.

Cash utilized for financing activities was $1,374,713 during the quarter, representing a $350,162 increase compared to Q2 of 2011. The increase in cash utilized by financing activities is a result of the Company’s repurchase of 283,420 shares at a cost of $1,371,018, and debt payment of $33,452. During Q2 2012, 10,000 options were exercised for proceeds of $29,757.

	Six months	Six months
Cash provided by	ended	ended
(used in):	August 31, 2012	August 31, 2011	Change

Operating activities	$1,643,875	$1,488,862	$155,013
Investing activities	$(570,038)	$(295,392)	$(274,646)
Financing activities	$(1,410,879)	$(1,448,943)	$38,064

For the six months ended August 31, 2012, cash generated rose by $155,013 compared to the same period of the prior year. This increase is primarily attributable to an improve -ment in collection time.

Investing activities are attributable to new capital expenditures for development and test marketing of a new brand.

Cash utilized for financing activities was $1,410,879 during the six months ended August 31, 2012. Of that, $1,374,239 was the result of the share repurchase programs compared to $946,028 in the same period of the prior year. Debt was reduced by $66,397 compared to $502,915 in the same period of the prior year. During Q2 of 2012, 10,000 options were exercised for proceeds of $29,757.

Liquidity and Capital Resources

The Company has realized a net working capital decrease of 6.7% since the prior year-ended February 29, 2012. As at August 31, 2012, the Company has net working capital of $1,332,972. In addition, at August 31, 2012 the Company had $654.000 available under its revolving line of credit (limit of $3,500,000 subject to the availability of eligible collateral). At August 31, 2012 this credit facility was not utilized.

Total Net Working Capital	August 31, 2012	February 29, 2012
Total Current Assets	$3,098,817	$3,444,485
Less: Total Current Liabilities	(1,774,212)	(2,015,162)
Total Net Working Capital	$1,324,605	$1,429,323

Considering the positive net working capital position, including the cash and cash equivalents on hand at August 31, 2012, and available debt, the Company believes that it has sufficient working capital.

Risks and Uncertainties

The types of risks and uncertainties that may affect the Company have not changed since February 29, 2012 and are included in the February 29, 2012 annual Management’s Discussion and Analysis.

Credit Risk

The company’s credit risk is primarily attributable to its accounts receivable. The credit risk related to accounts receivable arises from customers’ potential inability to meet their obligations as agreed. The accounts receivable are presented on the balance sheet net of a provision for bad debts, which is estimated by the Company’s management based on past experience and its assessment of current economic conditions.

	August 31, 2012	February 29, 2012
Trade receivables
Other receivables	$617,536	$719,250
Allowance for doubtful	34,259	46,494
accounts	$(47,130)	$(43,357)
	$604,665	$722,387

Any credit risk exposure on cash balances is considered insig-nificant as the Company holds cash and cash equivalents only in major financial institutions in Canada. On the basis that these financial institutions are believed by Management to be financially sound, relatively minimal credit risk is deemed to exist.

6	Q2 REPORT • Leading Brands, Inc

The Company’s customers consist mainly of beverage distributors and wholesale and retail grocery suppliers and distributors principally located in North America. During the quarter ended August 31, 2012, the Company’s ten largest customers comprised approximately 93% of sales compared with 87% in the last fiscal year ended February 29, 2012 and no one customer comprised more than 84% of sales compared with 78% in the last fiscal year. In addition, to cover credit risk, the Company performs ongoing credit evaluations of its customers’ financial condition and applies rigorous procedures to assess the credit worthiness of new clients. It sets a specific credit limit per client and regularly reviews this limit.

As at August 31, 2012, 100% of the trade receivables are clas-sified as current, or have been provided for.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in note 10 of the interim financial statements. The Company maintains detailed forecasts as well as long-term operating and strategic plans. Managing liquidity requires monitoring of projected cash inflows and outflows using forecasts of the Company’s financial position to ensure adequate and efficient use of cash resources. The appropriate liquidity level is established based on historical volatility and seasonal requirements, as well as planned investments and debt maturity requirements.

Market risk

Currency risk

The Company concludes sales in U.S. dollars to customers in the U.S. The Company also purchases raw materials as well as equipment in U.S. dollars. Consequently, it is exposed to the risk of exchange rate fluctuations with respect to the receivable and payable balances denominated in U.S. Dollars. The Company has not hedged its exposure to currency fluctua-tions.

A 5% U.S. dollar rise per Canadian dollar would have an unfavourable impact of approximately $45,500 on net earnings for the quarter ended August 31, 2012. A 5% U.S./Canadian dollar decrease would have a positive impact of similar magnitude.

Interest rate risk

The Company is exposed to interest rate risk arising from its variable rate interest-bearing financial obligations which are the Company’s operating line of credit and the long-term loan with the Company’s primary lender. A negative impact on cash flows could occur if there was an increase in prime rates. A decrease in these same rates would have a positive impact of similar magnitude.

The company maintains a combination of fixed rate and variable rate debts. Fixed rate debt is used mainly in relation to the business’s long-term obligations arising from acquisitions of long-term assets. Bank indebtedness may be used to finance the Company’s working capital and fluctuates according to seasonal factors specific to the Company.

As at August 31, 2012, the Company held no debt with variable interest rates such that a 1% change in the interest rate would have no impact.

Fair Value of Financial Instruments

The Company’s financial instruments measured at fair value on the balance sheet are limited to cash and cash equivalents which is classified as level 1, and a non-employee stock option embedded derivative liability which is classified as level 3. See Note 5 for results of fair valuation of the derivative liability in the period.

Disclosure of Outstanding Share Data

At September 19, 2012, the Company had 2,962,348 issued and outstanding common shares, 966,433 issued and outstanding stock options, of which 916,753 were vested, and 363,400 issued and outstanding common share purchase warrants.

Disclosure of Controls and Procedures and Internal Control over Financial Reporting

The Chief Executive Officer and the Principal Financial Officer, together with other members of management, have designed the Company’s disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would have been known to them, and by others, within those entities.

Management has also designed internal controls over finan-cial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with U.S. GAAP. There have been no material changes in the Company’s internal controls over financial reporting during the period, which would materially affect, or are likely to materially affect, the Company’s internal controls.

While the officers of the Company have designed the Company’s disclosure controls and procedures and internal controls over financial reporting, they expect that these controls and procedures may not prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute assurance that the objectives of the control system are met.

Leading Brands, Inc • Q2 REPORT	7

Leading Brands, Inc.
Interim Consolidated Balance Sheet

(UNAUDITED)	August 31	February 29,
(EXPRESSED IN CANADIAN DOLLARS)	2012	2012

ASSETS

Cash	$852,497	$1,189,539
Accounts receivable	604,665	722,387
Inventory (Note 2)	1,489,579	1,281,653
Prepaid expenses and deposits (Note 3)	152,076	173,650
Other assets	-	77,256
	3,098,817	3,444,485
Property, plant and equipment	9,052,125	8,821,967
Deferred tax assets	2,309,270	2,714,627
Total Assets
	$14,460,212	$14,981,079

LIABILITIES

Accounts payable and accrued liabilities	$1,623,466	$1,855,819
Current portion of long-term debt (Note 4)	139,035	134,852
Current portion of lease inducement	11,711	24,491
	1,774,212	2,015,162
Long-term debt (Note 4)	147,795	218,374
Derivative liability - non-employee stock options (Note 5)	304,455	263,143
	$2,226,462	$2,496,679
SHAREHOLDERS’ EQUITY

Share capital (Note 6)
Common shares	$33,486,541	$36,678,050
Treasury stock	-	-
Additional paid-in capital	17,752,777	15,815,876
Accumulated other comprehensive income -
currency translation adjustment	577,916	577,916
Accumulated deficit	(39,583,484)	(40,587,442)
	12,233,750	12,484,400
Total Liabilities and Shareholders’ Equity	$14,460,212	$14,981,079

The accompanying notes are an integral part of these consolidated financial statements.
These consolidated financial statements have not been audited or reviewed by the Company’s auditors.

8	Q2 REPORT • Leading Brands, Inc

Leading Brands, Inc.
CONSOLIDATED STATEMENT OF INCOME

	Three months ended		Six months ended
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)	August 31,	August 31,	August 31,	August 31,
	2012	2011	2012	2011

Gross Revenue	$5,695,178	$5,729,388	$10,635,116	$11,074,857
Less: Discounts, Rebates, and Slotting Fes	(277,090)	(258,653)	(552,917)	(598,195)
Net revenue	5,418,088	5,470,735	10,082,199	10,476,662

Cost of sales	3,148,264	3,152,457	5,935,303	6,139,306
	1,267,114	1,081,338	2,348,595	2,288,902
Operations, selling, general & administration expenses	163,243	168,463	321,741	335,643
Depreciation of property, plant and equipment	23,310	98,685	41,312	43,865
Change in fair value of derivative liability	4,909	27,145	10,152	56,295
Interest expense	-	903	18,140	9,622
Loss on disposal of assets	(271)	(2,863)	(2,907)	(6,726)
Interest income	(7,926)	(728)	551	(5,172)
Foreign exchange loss (gain)	4,598,643	4,525,400	8,672,887	8,861,735

Net Income before taxes	819,445	945,335	1,409,956	1,614,927

Income Tax Expense	226,966	299,346	405,356	520,877

Net income and comprehensive income	$592,479	$645,989	$1,003,956	$1,094,050

Earnings per share	$0.19	$0.19	$0.32	$0.30
Basic income per share
Weighted average numbers of shares - basic	3,051,827	3,397,058	3,108,936	3,505,549

Diluted income per share	$0.17	$0.18	$0.18	$0.30
Weighted average number of shares - diluted	3,412,097	3,528,737	3,357,197	3,691,229

The accompanying notes are an integral part of these consolidated financial statements.
These consolidated financial statements have not been audited or reviewed by the Company’s auditors.

Leading Brands, Inc • Q2 REPORT	9

Leading Brands, Inc.
Interim Consolidated Statement of Changes in Shareholders’ Equity

(UNAUDITED)	Three months ended		Six months ended
(EXPRESSED IN CANADIAN DOLLARS)	August 31,	August 31,	August 31, 2012	August 31,
	2012	2011	2012	2011

Common Shares
Beginning of period	$36,678,050	$39,532,810	$36,678,050	$40,607,350
Shares issued during period	29,757	6,880	29,757	6,880
Shares cancelled during period	(3,221,266)	(2,142,783)	(3,221,266)	(3,217,323)
	$33,486,541	$37,396,907	$33,486,541	$37,396,907

Treasury Stock
Beginning of period	$(3,221)	$(25,595)	$-	$(19,536)
Shares issued during the period	(99,905)	(2,122,800)	(103,126)	(3,203,399)
Shares cancelled during the period	103,126	2,142,783	103,126	3,217,323
	$-	$(5,612)	$-	$(5,612)
Additional Paid-In Capital
Beginning of period	$15,861,887	$13,566,442	$15,815,876	$12,640,803
Shares cancelled during the period	1,847,027	1,493,495	1,847,027	2,250,492
Stock-based compensation on issued options	43,863	64,419	89,874	233,061
	$17,752,777	$15,124,356	$17,752,777	$15,124,356
Accumulated Deficit
Beginning of period	$(40,175,963)	$(41,503,130)	$(40,587,442)	$(41,951,191)
Net Income	592,479	645,989	1,003,958	1,094,050
	$(39,583,484)	$(40,857,141)	$(39,583,484)	$(40,857,141)

Accumulated Other Comprehensive Income
Beginning of period	$577,916	$577,916	$577,916	$577,916
Foreign exchange translation	-	-	-	-
	$577,916	$577,916	$577,916	$577,916

Total Shareholders’Equity	$12,233,750	$12,236,426	$12,233,750	$12,236,426

The accompanying notes are an integral part of these consolidated financial statements.
These consolidated financial statements have not been audited or reviewed by the Company’s auditors.

10	Q2 REPORT • Leading Brands, Inc

Leading Brands, Inc.
CONSOLIDATED STATEMENT OF CASH FLOWS

(UNAUDITED)	Three months ended		Six months ended
(EXPRESSED IN CANADIAN DOLLARS)	August 31,	August 31,	August 31,	August 31,
	2012	2011	2012	2011
Cash provided by (used in)
OPERATING ACTIVITIES
Net income for the year	$592,479	$645,989	$1,003,957	$1,094,050
Items not involving cash
Depreciation of property, plant and equipment	163,243	168,463	321,741	335,643
Amortization of leasehold inducement	(6,390)	(6,390)	(12,780)	(12,780)
Loss on disposal of assets	-	903	18,140	9,622
Stock based compensation	43,863	64,419	89,874	233,061
Change in deferred tax asset	226,966	299,346	405,356	520,877
Change in derivative liability (Note 5)	23,310	98,685	41,313	43,865
Changes in non-cash operating working capital (Note 8)	82,371	(53,604)	(223,726)	(735,476)
	1,125,842	1,217,811	1,643,875	1,488,862

INVESTING ACTIVITIES
Purchase of capital assets	(384,978)	(50,939)	(570,038)	(295,392)

FINANCING ACTIVITIES
Issue of common shares	29,757	-	29,757	-
Repurchase of common shares	(1,371,018)	(622,426)	(1,374,239)	(946,028)
Repayment of long-term debt	(33,452)	(402,125)	(66,397)	(502,915)
	(1,374,713)	(1,024,551)	(1,410,879)	(1,448,943)

Increase (decrease) in cash and cash equivalents	(633,849)	142,321	(337,042)	(255,473)
Effect of exchange rates on cash
Cash and cash equivalents, beginning of year	1,486,346	1,472,805	1,189,539	1,870,600

Cash and cash equivalents, end of year	$852,497	$1,615,126	$852,497	$1,615,127

SUPPLEMENTAL INFORMATION
Interest paid	$4,909	$27,145	$10,152	$56,295
Interest received	$271	$2,863	$2,907	$6,726

The accompanying notes are an integral part of these consolidated financial statements.
These consolidated financial statements have not been audited or reviewed by the Company’s auditors.

Leading Brands, Inc • Q2 REPORT	11

Leading Brands, Inc.
Notes to the Interim Consolidated Financial Statements

(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

1. SIGNIFICANT ACCOUNTING PRINCIPLES

Nature of Operations

Leading Brands, Inc. (the “Company”) and its subsidiaries are involved in the development, production, marketing, and distribution of the Company’s branded and licensed beverage brands. The Company also bottles beverages for third parties under contract.

Basis of presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) without audit or review by the company’s auditors.

These interim financial statements do not include all the disclosures required under U.S. GAAP and should be read in conjunction with the Company’s audited financial statements for the year ended February 29, 2012. Certain prior period amounts have been reclassified to conform with the current period presentation.

Interim Financial reporting

These unaudited interim financial statements follow the same accounting policies and methods of their application as the figures presented in the audited financial statements for the year ended February 29, 2012. Results of operations for interim periods are not necessarily indicative of the results to be expected in future periods or annual results. The Company’s financial results are impacted by seasonal factors with stronger sales occurring in the warmer months

2. INVENTORY

	August 31,	February 29,
	2012	2012
Finished goods	$665,572	$610,421
Raw Materials	824,007	671,232
	$1,489,579	$1,281,653

3. PREPAID EXPENSES AND DEPOSITS

	August 31,	February 29,
	2012	2012
Slotting fees	$38,197	$29,354
Insurance premiums	11,268	61,459
Rental deposits and other	102,611	82,837
	$152,076	$173,650

4. LONG-TERM DEBT

	August 31,	February 29,
	2012	2012

Capital lease, principal and interest repayable at $12,729 per month including interest at a five-year fixed rate of 6.125% per annum and maturing in September 2014	$286,830	$353,226

Less: current portion	(139,035)	(134,852)

	$147,795	$218,374

The Company has a demand revolving operating bank loan with a credit limit of $3,500,000 subject to eligible collateral. As at August 31, 2012, $654,000 of the facility was available. Interest is charged on the drawn-down amounts at the bank prime rate plus 1.75% to 2.25% . The operating loan is collateralized by a charge on all assets of the Company and an assignment of all risk insurance on land, buildings, equipment, and inventory owned by the Company. The credit facility contains four financial covenants, all of which the Company was in compliance with at August 31, 2012 and February 29, 2012.

5. DERIVATIVE LIABILITY

In accordance with the guidance of ASC 815-40-15, stock options granted to non-employees that are exercisable in a currency other than the functional currency of the Company are required to be accounted for as derivative liabilities.

The Non-employee options are required to be re-valued with the change in fair value of the liability recorded as a gain or loss on the change in fair value of derivative liability and included in other items in the Company’s Consolidated Statement of Income (Loss) at the end of each reporting period. The fair value of the options will continue to be clas-sified as a liability until such time as they are granted, cancelled, forfeited, or exercised.

The change in derivative liability for non-employee options is summarized as follows:

	August 31,	February 29,
	2012	2012
Balance, beginning of the quarter	$263,143	$245,983
Fair value of options granted	-	-
Fair value of options exercised	-	-
Change in fair value of options	41,312	17,160
	$304,455	$263,143

12	Q2 REPORT • Leading Brands, Inc

6. SHARE CAPITAL

The Company’s issued share capital is as follows:

	Common Shares
	Shares	Amount
Balance at February 29, 2012
Shares issued in the first quarter	3,236,668	$36,678,050
Shares cancelled in the first quarter	-	-
Balance at May 31, 2012	-	-
Shares issued in the second quarter	3,236,668	$36,678,050
Shares cancelled in the second quarter	10,000	29,757
Balance at August 31, 2012	(284,320)	(3,221,266)
	2,962,348	$33,486,541

The Company’s issued and outstanding share purchase options balance as at August 31, 2012 is 966,433 options with a weighted average exercise price of US$3.05. Of these options, 916,753 have vested at a weighted average exercise price of US$3.01. In the second quarter, 10,000 options were exercised. No options were granted, cancelled or forfeited in the period.

The Company’s issued and outstanding share purchase warrants as at August 31, 2012 total 363,400, each exercisable at a price of US$19.75 for one common share and all of the warrants expire on February 9, 2013. No warrants were granted, cancelled, forfeited, or exercised in the period.

7. RELATED PARTY TRANSACTIONS

The following related party transactions not disclosed elsewhere are as follows:

		Quarter ended	Quarter ended	Six months ended	Six months ended
		August 31, 2012	August 31, 2011	August 31, 2012	August 31, 2011

i)	Incurred consulting fees with a company related by a director in common	$21,000	$21,000	$42,000	$42,000

ii)	Incurred professional service fees with a company related by a director in common	$132,000	$132,000	$264,000	$264,000

iii)	Incurred marketing consulting services with a company related by a director in common	$20,000	$17,800	$40,000	$37,100

iv)	Incurred consulting fees with a company related by an officer in common	$73,950	$57,450	$149,550	$122,250

v)	Incurred services from a company related by a director in common	$31,990	$1,480	$33,605	$5,428

8. CHANGES IN NON-CASH WORKING CAPITAL

	Three months ended
	Aug. 31, 2012	Aug. 31, 2012
Accounts receivable	$644,029	$206,877
Inventory	(325,834)	138,764
Prepaid expenses and deposits	195,049	79,605
Accounts payable and accrued liabilities	(430,873)	(478,850)
Changes in non-cash operating working capital items	$82,371	$(53,604)

	Six months ended
	Aug. 31, 2012	Aug. 31, 2012
Accounts receivable	$117,722	$(213,091)
Inventory	(207,926)	(474,799)
Prepaid expenses and deposits	98,830	76,689
Accounts payable and accrued liabilities	(232,352)	(124,275)
Changes in non-cash operating working capital items	$(223,726)	$(735,476)

Leading Brands, Inc • Q2 REPORT	13

9. COMMITMENTS AND CONTINGENCIES

The company is committed to annual operating leases for premises and equipment. The minimum annual lease payments over the remaining terms of the lease are $161,299 to Feb 28, 2013, and an additional $64,760 through to February 28, 2014.

The Company is party to various legal claims which have arisen in the normal course of business, none of which are expected to have a material adverse effect on the financial position or results of the Company.

10. CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide opportunities for growth to shareholders and to maintain financial flexibility in, or to take advantage of opportunities as they arise.

In the management of capital, the Company includes shareholder’s equity, cash, lease financing and bank financing in the definition of capital. The Company manages its capital structure and can adjust it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, or refinance its existing indebtedness.

The Company may use its operating line of credit during the year to finance cash flows related to seasonal changes in non-cash working capital items.

11. SEGMENTED INFORMATION

The Company operates in one industry segment being the production and distribution of beverages. The Company’s principal operations are comprised of an integrated manufacturing and distribution system for beverages and waters. Substantially all of the Company’s operations, assets and employees are located in Canada and net revenue from export sales during all periods reported are less than 10%.

14	Q2 REPORT • Leading Brands, Inc

Leading Brands, Inc. At a Glance
Leading Brands, Inc. is North America’s only fully integrated healthy beverage company.

Shareholder Information:
Leading Brands, Inc.
NASDAQ:LBIX

Toll Free: 1-866-685-5200
Website: www.LBIX.com

The Company’s annual report on Form 20-F, along with all other publicly reported documents, is available on SEDAR at www.sedar.com.

Officers of the Company and its subsidiaries

Sinan ALZubaidi
VP of Bottling Operations

Ralph D. McRae
Chairman, President and Chief Executive Officer

Robert Mockford
VP of Operations

David Neely
VP of Innovation & Quality

Dave Read
Executive Vice-President

LEADING BRANDS, INC.
Suite 1800 - 1500 West Georgia
Vancouver BC Canada V6G 2Z6
Tel: 604.685.5200 Fax: 604.685.5249
Toll Free: 1.866.685.5200

www.LBIX.com